

Mail Stop 4631

July 22, 2009

<u>Via U.S. mail and facsimile</u>

Ms. Kimberly A. Springsteen-Abbott
Chief Executive Officer
Commonwealth Capital Securities Corp.
400 Cleveland Street, 7th Floor
Clearwater, FL 33755

   RE: Commonwealth Income & Growth Fund VII, LP
     Form S-1/A filed on June 25, 2009
     File No. 333-156357

Dear Ms. Springsteen-Abbott:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A

Our Industry and Our Company, page 22

1. We note that the industry growth chart on page 23, which you also use in your sales materials, covers both equipment and software. Given that your prospectus does not disclose that you intend to purchase software in addition to equipment, please explain how this chart is representative of the assets in which you intend to

invest. In addition, please provide industry information for 2008 to the extent available.

Table I – Financial Statements

Commonwealth Income & Growth Fund, Inc. Audited Financial Statements

General

2. Please note the updating requirements of Rule 8-08 of Regulation S-X.

Note C – Investment in Income Funds, page F-10

3. You disclose on page F-10 that you decreased your Receivables from Income Funds in the amount of $92,000 for the year ended February 28, 2009. It is unclear how this decrease is reflected in your financial statements since you appear to have no Receivables from Income Funds as of February 28, 2009 or as of February 29, 2008. To the extent that you have recorded this decrease as a component of Investment in Income Funds, please consider revising your footnotes to include a rollforward of your Investment in Income Funds for each period presented so that it is clear to financial statement users which activities impacted the balance in this account.

Commonwealth Capital Corp. Audited Financial Statements

General

4. Please address the above comments in your financial statements for Commonwealth Capital Corp. as well.

Note A – Nature of Business, page 21

5. It is unclear why you deleted the reference to your February 28 year-end from your footnote disclosure. Please revise your filing to include this information back into your footnotes.

Note B – Summary of Significant Accounting Policies, page F-22

6. The total cash balances as of February 28, 2009 and February 29, 2008 are not consistent with the amounts presented on the face of your balance sheet on page F-17. Please revise your filing as appropriate to correct this apparent discrepancy.

Note C – Restatement, page F-25

7. It appears that your SFAS 154 disclosures pertaining to the restatement are incomplete. Please revise to provide a complete description of the nature of the error and disclose the effect of the correction on each financial statement line item. Your current disclosure only indicates the effect on net income and retained earnings.

8. Please revise your filing to indicate the remaining amount you are required to pay on George Springsteen's behalf as of February 28, 2009 and how this obligation is reflected in your financial statements. Please also disclose when you expect your obligations associated with this retirement agreement will be fulfilled.

Note D – Investment in Income Funds and Concentration, page F-25

9. You disclose on page F-26 that Commonwealth Income & Growth Funds III and IV owe you approximately $954,000 in the aggregate as of February 28, 2009. However, your balance sheet indicates that the balance of Receivables from Income Funds as of February 28, 2009 is only $677,398. Please revise to clarify how these figures correlate to each other.

Note G – Income Taxes, page F-28

10. Please revise to include the disclosures required by paragraph 47 of SFAS 109.

Table II – Prior Performance Tables

11. We note your response to comment 3 in our letter dated March 17, 2009. Please update your prior performance tables as of the most recent practicable date and ensure that your narrative description of each accurately reflects the time period covered thereby. For example, the dates in many of the tables' narrative descriptions conflict with the dates set forth in the table headings.

12. We note your response to comment 6 in our letter dated March 17, 2009. In particular, we note your disclosure that certain factors "led to higher offering expenses, and therefore less cash proceeds available for investment in equipment, which reduced overall returns to investors." However, please balance this statement by disclosing that the estimated commissions, fees, and expenses of the current offering will amount to at least 13%, as stated on page 8, which exceeds the offering expenses incurred by each of the previous offerings represented in your prior performance tables, including those not managed by CCSC.

Item 16. Exhibits and Financial Statement Schedules, page II-2

13. Please clearly identify the filing and exhibit number to which each previously filed exhibit is incorporated by reference.

Exhibit 5.1

14. We note your response to comment 7 in our letter dated March 17, 2009. Please have counsel revise its legal opinion to address the following:

- We note the statement in the penultimate paragraph that the limited partnership interests "are not 'assessable' as such term is defined under the federal securities laws." Because the term "assessable" is not defined under the federal securities laws in the context of limited partnership units, please have counsel remove this reference and provide a clean opinion as to whether the limited partnership units are assessable under Pennsylvania law. To the extent counsel is unable to opine that the limited partnership units being offered are not assessable, please revise your registration statement and opinion to address the unit holders' potential liability for additional assessments or calls by you or your creditors. In making these revisions, you should, at a minimum, discuss possible assessment under the "prospectus summary," "risk factors," and "partnership agreement summary" sections of your registration statement. Note that we may have additional comments upon review of your response.

- As previously noted, although you may limit an opinion as to its purpose, you may not limit the persons who may rely on the opinion. Therefore, please have counsel revise the last sentence of the opinion to remove any limitation on those who may rely on the opinion.

Sales Material

CIGF VII Brochure

15. We note your response to comment 9 in our letter dated March 17, 2009. Please have counsel supplementally acknowledge the use of its name in your sales literature. See Item 19.F of Industry Guide 5.

Slide Presentation

Fund Assets

16. Please clarify the meaning of "announcement cycle" as it is used in the third bulleted paragraph on this slide.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Phillip Pillar
        Greenberg Traurig, LLIP
        2700 Two Commerce Square
        2001 Market Street
        Philadelphia, PA 19103